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                                         U.S. SECURITIES AND EXCHANGE COMMISSION                       --------------
                                                  WASHINGTON, D.C. 20549                                OMB APPROVAL
                                                                                                       --------------
--------                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     OMB NUMBER:        3235-0287
 FORM 4                                                                                                 EXPIRES:  SEPTEMBER 30, 1998
--------                                                                                                ESTIMATED AVERAGE BURDEN
/X/ CHECK THIS BOX IF NO                                                                                HOURS PER RESPONSE.......0.5
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR   FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
    FORM 5 OBLIGATIONS MAY      SECTION 17(a) OF THE PUBLIC UTILITY HOLDING Company Act of 1935 or
    CONTINUE. SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b)
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
1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                to Issuer (Check all applicable)
                                                                                                   Director        X  10% Owner(1)
                                           Nathans Famous, Inc.    NATH                        ----              ----
Hackel,      Kenneth          S.
------------------------------------------------------------------------------------------        Officer (give        Other
    (Last)          (First)      (Middle)  3.  IRS or Social Security  4. Statement for        ----         title  ---- (specify
                                               Number of Reporting        Month/Year                        below)       below)
                                               Person (Voluntary)                              ---------------  ------------------
P.O. Box 726                                                              September 1999
-----------------------------------------                              ------------------   7. Individual or Joint/Group Filing
                    (Street)                                           5. If Amendment,         (Check Applicable Line)
                                                                          Date of Original     X  Form filed by One Reporting Person
                                                                          (Month/Year)        ----
                                                                                                  Form filed by More than One
                                                                                              ----Reporting Person
Alpine,          New Jersey      07620
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   (City)          (State)     (Zip)
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                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.  Title of Security        2. Trans-     3. Trans-      4.  Securities Acquired(A)        5. Amount of    6. Owner-    7. Nature
    (Instr. 3)                  action        action          or Disposed of (D)               Securities      ship         of In-
                                Date          Code            (Instr. 3, 4 and 5)              Beneficially    Form:        direct
                                              (Instr. 8)                                       Owned at        Direct       Bene-
                               (Month/                                                         End of          (D) or       ficial
                                Day/       ------------------------------------------          Month           Indirect     Owner-
                                Year)                               (A) or                                      (I)          ship
                                                    Code  V  Amount   (D)     Price          (Instr. 3       (Instr. 4)   (Instr. 4)
                                                                                              and 4)
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 Common stock, $0.01 par value per share   9/24/99    P         400    A      $3.1250                             D
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 Common stock, $0.01 par value per share   9/28/99    P      50,000    A      $3.0625                             D
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 Common stock, $0.01 par value per share   9/29/99    P      40,100    A      $3.0625                             D
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 Common stock, $0.01 par value per share   9/30/99    U**    75,600    A        **                                D
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                                   TOTAL                                                        669,300
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

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FORM 4 (continued)

                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                     (E.G., puts, calls, warrants, options, convertible securities)
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
1. Table of Derivative Security     2. Conver-      3. Trans-      4. Trans-          5. Number of        6. Date
   Security                            sion or         action         action             Derivative          Exercisable
   (Instr. 3)                          Exercise        Date           Code               Securities          and
                                       Price of        (Month/        (Instr. 8)         Acquired (A)        Expiration
                                       Deriv-          Day/                              or Disposed         Date
                                       ative           Year)                             of (D)
                                       Security                                          (Instr. 3,         (Month/Day/Year)
                                                                                         4, and 5)
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                                                                                                          Date      Expiration
                                                                   Code      V          (A)     (D)       Exer-     Date
                                                                                                          cisable
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Warrants                               $6.00          9/30/99       U**                18,900             9/30/99   9/30/99
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7. Title and Amount of              8. Price of     9. Number of   10. Ownership      11. Nature of
   Underlying Securities               Derivative      Derivative      Form of            Indirect
   (Instr. 3 and 4)                    Security        Securities      Derivative         Beneficial
                                       (Instr. 5)      Bene-           Security:          Ownership
                                                       ficially        Direct (D) or      (Instr. 4)
                                                       Owned at        Indirect (I)
                                                       End of          (Instr. 4)
                                                       Month
                                                       (Instr. 4)
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             Amount or
   Title     Number of
             Shares
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  common
  stock,
  $0.01 par
  value per
  share       18,900                     **             18,900              D
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Explanation of Responses:

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
 **  On September 30, 1999 the Issuer consummated a merger with Miami Subs, Inc. ("Miami Subs"). The Reporting Person held 151,201 shares (the "Miami Shares") of common stock of Miami Subs. In connection with the merger, the Reporting Person received
     75,600 shares of common stock of the Issuer and warrants to purchase 18,900 shares of common stock of the Issuer in exchange for his Miami Shares. The closing price of Nathan's common stock on September 30, 1999 was $3.19.

***  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
                  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                        /S/ KENNETH HACKEL                  10/8/99
Note: File three copies of this Form, one of which must be manually signed.      ----------------------------------         -------
      If space provided is insufficient, SEE Instruction 6 for procedure.         ***Signature of Reporting Person            Date

Potential persons who are to respond to the collection of information contained in this form are not                         Page 2
required to respond unless the form displays a currently valid OMB Number.                                          SEC 1474 (7-96)

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